Filed Pursuant to Rule 433

Registration No. 333-270970

Pricing Term Sheet

República Oriental del Uruguay

Ps. 54,018,277,920 8.000% Bonds due 2035 (the “UYU Bonds”)

Final Terms and Conditions

As of October 22, 2025

Issuer	República Oriental del Uruguay.

Title	8.000% Bonds due 2035.

Principal Amount	Ps. 54,018,277,920

Maturity Date	October 29, 2035.

Pricing Date	October 22, 2025.

Settlement Date	October 29, 2025 (T+5).

Public Offering Price	100.00% of the principal amount, plus accrued interest, if any, from October 29, 2025. The Public Offering Price will be payable in U.S. dollars based on an exchange rate of 39.935 Uruguayan pesos per $1.00 U.S. dollar.

Interest	8.000% per annum, payable semi-annually in arrears in U.S. dollars.

Payment of Interest	Amounts due in respect of interest will be paid semi-annually in arrears on April 29 and October 29 of each year, commencing on April 29, 2026, with a final interest payment on the maturity date, which will be October 29, 2035. Interest on the UYU Bonds will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	April 29 and October 29 of each year, commencing on April 29, 2026.

Payments of Principal	Principal will be repaid in full at maturity.

Conversion of Payment Amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the calculation agent by exchanging the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate (see definition below) on the applicable Rate Calculation Date (see definition below).

Average Transfer Exchange Rate	The average, for the period of twenty business days ending two business days prior to any interest or principal payment date (“Rate Calculation Date”), of the bid-side interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and which is available on Bloomberg by typing “USDUYU CBUY <CRNCY> HP <GO>”.

Optional Redemption	On or after July 29, 2035 (three months prior to the maturity date of the UYU Bonds), Uruguay may redeem the UYU Bonds, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 10 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the UYU Bonds being redeemed plus accrued and unpaid interest thereon to, but, excluding, the date of redemption date.

Denominations	Ps.1,000 and integral multiples of Ps. 1.0 in excess thereof.

Distribution	SEC Registered.

CUSIP/ISIN	760942 BJ0 / US760942BJ08

Governing Law	State of New York.

Listing	Application will be made to admit the UYU Bonds to the Luxembourg Stock Exchange and to have the UYU Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	BofA Securities, Inc. HSBC Securities (USA) Inc. Itau BBA USA Securities, Inc

Calculation Agent	The Bank of New York Mellon.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312525245827/d36600d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312525243105/d16170dex991.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312525144062/d46889d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BofA Securities, Inc. at +1-800-292-0070, HSBC Securities (USA) Inc. at +1-866-811-8049, and Itau BBA USA Securities, Inc. collect at +1-212-710-6749 or toll-free (U.S. only) at +1-888-770-4828.

Delivery of the UYU Bonds is expected on or about October 29, 2025, which will be the fifth business day following the date of pricing of the UYU Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade UYU Bonds prior to one business day before the Settlement Date will be required, by virtue of the fact that the UYU Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the UYU Bonds who wish to trade UYU Bonds prior to one business day before the Settlement Date should consult their own advisor.

This pricing term sheet has been prepared on the basis that any offer of UYU Bonds in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of UYU Bonds. Accordingly, any person making or intending to make an offer in the EEA of UYU Bonds which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the EEA, provided that no such offer of UYU Bonds shall require the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of UYU Bonds to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of UYU Bonds through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the UYU Bonds contemplated in the prospectus supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The UYU Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the UYU Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the UYU Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any UYU Bonds under, the offers to the public contemplated in the Prospectus Supplement, or to whom the UYU Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires UYU Bonds is not a “retail investor” (as defined above).

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the UYU Bonds is responsible for undertaking its own target market assessment in respect of the UYU Bonds and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither the Republic nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This pricing term sheet has been prepared on the basis that the requirement under the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”) and the Financial Services and Markets Act 2000, as amended (the “FSMA”) to produce or publish a prospectus for offers of UYU Bonds does not apply. The prospectus supplement does not constitute a prospectus for the purposes of the UK Prospectus Regulation and the FSMA.

The UYU Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of the UK Prospectus Regulation; or (ii) a customer within the meaning of the provisions of the FSMA) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of the UK Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling the UYU Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the UYU Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any UYU Bonds under, the offers to the public contemplated in this pricing term sheet, or to whom the UYU Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires UYU Bonds is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.